UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
200 Granville Street, Suite 2760 Vancouver, BC A1 V6C 1S4

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date February 26, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

For Immediate Release
InNexus Biotechnology Inc. Announces Earnings for the Second Quarter Ended December 31, 2007
BRITISH COLUMBIA, Canada — February 26, 2008 — InNexus Biotechnology Inc. (OTCBB:IXSBF; TSX VENTURE: IXS), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today filed its interim financial statements and management’s discussion and analysis for the second quarter ended December 31, 2007. All amounts are Canadian dollars unless otherwise noted.
The Company reported consolidated net loss for the second quarter ended December 31, 2007, of $2,047,476, or $0.05 per share, compared to a consolidated net loss of $1,271,675, or $0.04 per share, for the same quarter last year. The increased costs incurred during the 2007 quarter include significant development activities for our DXL625, (CD20) product candidate, for which we recently announced encouraging preliminary results of an invivo animal study which exhibited DXL625’s efficacy in targeting lymphoma cancer.
InNexus’ continuation of development and other operating activities into the second quarter reflects the preparation for the preclinical launch of our second DXL™ product candidate, which occurred on February 19, 2008 when we announced that DXL702 (HER2/neu) for the treatment of breast cancer was released as our second preclinical candidate. Royalty Pharma has purchased a portion of the future revenues that may be realized from this second DXL™ product on terms and conditions very similar to their interest in DXL625. The royalty interest to DXL702 was our second to be sold to Royalty Pharma, resulting in an additional cash infusion to InNexus of US$2,500,000 in February 2008.
Jeff Morhet, Chairman and CEO of InNexus, commented “We are excited to begin to see the results of the investment we have undertaken in the past 18 months become tangible as we continue to move our two product candidates through the preclinical development stages. Our recent announcements of preliminary results for the enhancement of DXL625, as well as our additional sale to Royalty Pharma of royalty rights for the development of our second candidate, DXL702, indicate that our DXL™ technology platform will produce many more opportunities for the investment made to date.”
About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.
InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in—house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward—looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.
Contact:
Wade Brooksby, Chief Financial Officer
InNexus Biotechnology Inc.
480-862-7500
www.ixsbio.com